FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 4, 2024

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2024	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

EARNINGS RELEASE

São Paulo, September 3, 2024 - BrasilAgro (B3: AGRO3) (NYSE: LND) announces its consolidated results for the **year and quarter ended June 30, 2024 ("4Q24" and "2024")**. The consolidated information is prepared in accordance with the International Financial Reporting Standards (IFRS).

Highlights of the Period

(R$ thousand)	4Q24	4Q23	Change	2024	2023	Change
Revenues from Operations	230.364	257.657	-11%	771.126	903.372	-15%
Revenues from Farm Sales	289.360	415.855	-30%	294.525	445.429	-34%
Net Sales Revenue	**519.724**	**673.512**	**-23%**	**1.065.651**	**1.348.801**	**-21%**
Variation in the fair value of biological assets	32.028	(41.937)	n.a.	39.408	30.530	29%
Net Revenue[1]	**551.752**	**631.575**	**-13%**	**1.105.059**	**1.379.331**	**-20%**
Adjusted EBITDA from Operations	**19.748**	**46.048**	**-57%**	**31.442**	**196.995**	**-84%**
Adjusted EBITDA Margin from Operations (%)	*9%*	*18%*	-9 p.p.	*4%*	*22%*	-18 p.p.
Adjusted EBITDA[2]	**263.399**	**374.613**	**-30%**	**279.817**	**543.060**	**-48%**
Adjusted EBITDA Margin (%)	*48%*	*59%*	-12 p.p.	*25%*	*39%*	-14 p.p.
Net Income from Operations	**(10.800)**	**(85.857)**	**-87%**	**(21.508)**	**(77.529)**	**-72%**
Net Operating Margin (%)	*-5%*	*-33%*	29 p.p.	*-3%*	*-9%*	6 p.p.
Net Income	**232.851**	**242.708**	**-4%**	**226.867**	**268.536**	**-16%**
Net Income Margin (%)	*42%*	*38%*	4 p.p.	*21%*	*19%*	2 p.p.

[1] Net Revenue: Considers the change in fair value of biological assets and agricultural product and Impairment.

[2] Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted for the harvest's derivative results and depreciation expenses, including depreciation of fixed assets of the farms, developed areas and permanent crops.

Quantity Sold (Ton)	2024	2023	Change
Total	**2.083.091**	**1.967.162**	**6%**
Soybean	166.132	180.088	-8%
Corn	134.379	132.610	1%
Beans	5.303	3.114	70%
Feather Cotton	8.055	3.377	n.a
Seed Cotton	10.158	3.541	n.a
Sugarcane	1.753.071	1.640.394	7%
Cattle Raising	4.115	2.994	37%
Others	1.878	1.045	80%

Net Revenue (R$ thousand)	2024	2023	Change
Total	**771.126**	**903.372**	**-15%**
Soybean	311.219	419.218	-26%
Corn	88.268	147.317	-40%
Beans	11.302	12.483	-9%
Feather Cotton	70.604	33.750	n.a
Seed Cotton	7.367	4.446	66%
Sugarcane	236.393	244.830	-3%
Cattle Raising	29.599	24.807	19%
Leasing	14.284	14.893	-4%
Others	2.090	1.628	28%

Hedge Position

Hedge Position - FX	3Q24	4Q24	Change (%)	3Q24	4Q24	Change (%)
	23/24			24/25		
Soybeans						
%	83%	94%	11 p.p.	25%	30%	5 p.p.
R$/USD	5,31	5,30	-0,2%	5,45	5,47	0,4%
Cotton						
%	100%	100%	n.a	30%	33%	3 p.p.
c/lb	5,61	5,57	-0,7%	5,41	5,42	0,2%
Farm Sale Receivables						
%	91%	96%	5 p.p.	37%	53%	16 p.p.
R$/USD	5,43	5,27	-2,9%	5,36	5,44	1,5%

Hedge Position - Commodity	3Q24	4Q24	Change (%)	3Q24	4Q24	Change (%)
	23/24			24/25		
Soybeans						
%	80%	97%	17 p.p.	17%	17%	n.a
USD/bu	13,05	12,88	-1%	12,48	12,48	n.a
Cotton						
%	87%	80%	-7 p.p.	1%	19%	18 p.p.
c/lb	82,28	82,52	0,3%	82,50	82,22	-0,3%
Farm Sale Receivables						
%	90%	94%	4 p.p	20%	21%	1 p.p.
USD/bu	12,93	12,97	n.a.	12,37	12,37	n.a
Corn						
%	55%	96%	41 p.p	-	-	n.a.
R$/sc	42,99	43,35	1%	-	-	n.a.
Ethanol						
%	3%	100%	97 p.p	8%	24%	16 p.p.
R$/m3	2.800	2.320	-17%	2.457	2.630	7%
Total recoverable sugars						
%	10%	-	n.a.	-	4%	n.a.
R$/kg ATR	1,08	-	n.a.	-	1,09	n.a.

Status of Input Acquisitions

Input – 2024/25 Harvest % Purchased	apr/24	aug/24
Nitrogenous	0%	65%
Potassium chloride	85%	83%
Phosphates	0%	80%
NPK - Formulated	0%	95%
Defensives	10%	70%

Estimates - 24/25 Crop Year

Planted Area (ha)	23/24 Harvest realized	24/25 Harvest estimated	Chg. (%)
Soybean	70.612	77.545	10%
Corn	3.592	5.984	67%
Corn - 2nd Crop	9.425	8.914	-5%
Beans	7.315	2.243	-69%
Beans - 2nd Crop	4.247	5.396	27%
Cotton	4.238	7.966	88%
Cotton - 2nd Crop	2.891	3.503	21%
Ratoon Cane	24.801	26.732	8%
Plant Cane	4.542	3.850	-15%
Pasture	15.374	16.307	6%
Others	24.281	20.470	-16%
Total	**171.320**	**178.909**	**4%**

Production per product (tons)	23/24 Harvest realized	24/25 Harvest estimated	Chg. (%)
Soybean	200.246	251.788	26%
Corn	18.106	42.033	n.a
Corn - 2nd Crop	48.152	54.102	12%
Beans	9.045	2.691	-70%
Beans - 2nd Crop	4.286	5.933	38%
Cotton	10.177	31.170	n.a
Cotton - 2nd Crop	10.700	16.199	51%
Total	**300.712**	**403.917**	**34%**

Sugarcane Harvest Year Result	2023 Harvest Realized (Apr/01 to Dec/31)	2024 Harvest Estimated (Apr/01 to Dec/31)	Chg. (%)
Tons harvested	1.975.027	2.076.046	5%
Hectares harvested	24.951	24.801	-1%
TCH - Harvest tons per hectares	79,16	83,71	6%

Cattle Raising	23/24 Harvest realized	24/25 Harvest estimated	Chg. (%)
Hectares	15.156	16.307	8%
Number of heads	18.809	19.423	3%
Meat production (kg)	2.114.416	2.503.926	18%
Weight Gain per Day	0,49	0,51	4%
Weight Gain per hectare	140	154	10%

24/25 Harvest (%) Estimated	Soybean	Corn	Corn - 2nd Crop	Beans	Cotton	Sugarcane	Cattle Raising
Variable costs	**78%**	**78%**	**91%**	**95%**	**93%**	**68%**	**36%**
Seeds	13%	15%	17%	13%	11%	0%	0%
Fertilizers	20%	27%	34%	13%	22%	10%	0%
Defensives	17%	12%	10%	13%	23%	5%	0%
Agricultural services	26%	23%	29%	33%	31%	41%	0%
Fuels and Lubricants	1%	1%	2%	2%	2%	8%	0%
Maintenance of machines and instruments	0%	0%	0%	0%	0%	0%	5%
Animal Feed	0%	0%	0%	0%	0%	0%	25%
Others	1%	0%	0%	21%	4%	4%	6%
Fixed costs	**22%**	**22%**	**9%**	**5%**	**7%**	**32%**	**64%**
Labor	7%	7%	8%	4%	2%	4%	36%
Depreciation and amortization	1%	1%	1%	1%	0%	13%	17%
IFRS 16	13%	12%	0%	0%	3%	16%	0%
Others	1%	2%	0%	0%	1%	0%	11%

Production Cost (R$/ha)	23/24 Harvest realized	24/25 Harvest estimated	Chg. (%)
Soybean[1]	5.275	4.730	-10%
Corn[1]	6.357	4.733	-26%
Corn 2nd Crop	4.187	3.383	-19%
Beans	3.110	2.793	-10%
Beans 2nd Crop	1.953	2.219	14%
Cotton	9.225	10.221	11%
Cotton 2nd Crop + Pivot	12.712	11.440	-10%
Sugargane	10.519	10.677	2%
Others [2]	1.129	3.356	n.a

[1] includes area opening amortization
[2] Other considers: Quinoa, Sesameand seed production

Note that the estimates are hypothetical and do not constitute a guarantee of performance. To learn more about the operational estimates of the Company, refer to the section on projections in our Reference Form.

MESSAGE FROM MANAGEMENT



We concluded the 2023/24 crop year with a Net Income of R$226.9 million and Adjusted EBITDA of R$279.8 million, reflecting Net Revenue of R$1.1 billion, derived from R$294.5 million in farm sales and R$771.1 million in agricultural product sales.

The 2023/24 crop year was marked by significant challenges, reflecting a series of adverse factors that impacted our performance compared to the previous year. The unfavorable weather conditions resulted in a substantial reduction in production volume, while the decline in commodity prices contributed to a decrease in operational margins.

These factors negatively impacted our financial results. Proactively, with the drop in corn prices, we adjusted our product mix and reduced the planted area compared to the initial estimate. We also changed our commercial strategy and intensified our hedge positions. These measures were crucial in mitigating the adverse effects and strengthening our financial position.

On the other hand, this year was particularly noteworthy for our real estate segment. In March, we completed the sale of 12,335 hectares of Fazenda Chaparral in Bahia, marking the first partial sale of this property, acquired in 2007. The nominal value of the transaction was R$364.5 million, with a projected IRR of 15.0% in Reais.

As of June 30, our owned land portfolio was valued at R$2.9 billion (R$22.1 thousand/ha usable), representing a 13% CAGR over the past 5 years. During this same period, we sold R$1.8 billion in land.

In line with our diversification strategy, we announced the leasing of over 7,000 hectares in São Paulo State for sugarcane production, paving the way for our entry into the sugar market. We also acquired Companhia Agrícola Novo Horizonte S.A., which includes a lease agreement for 4,767 usable hectares in Primavera do Leste, Mato Grosso, one of the country's main agricultural hubs.

Despite the challenges, we have demonstrated our ability to generate value through well-defined strategies and disciplined execution, especially in the real estate sector.

For the 2024/25 crop year, the outlook is optimistic, with more favorable weather forecasts and reduced rainfall delays, which should assist planting within the ideal window. With decreased unit production costs and increased productivity, we estimate delivering better operational margins in the 2024/25 crop year compared to the previous one.

We remain determined to grow with excellence, strengthening our leadership position in the agricultural sector, while turning challenges into opportunities for success and long-term sustainable growth.

André Guillaumon, CEO of BrasilAgro

REAL ESTATE PERFORMANCE

Sale of Farm

CHAPARRAL FARM: On March 26, we announced the sale of 12,335 hectares (8,796 arable hectares) of Chaparral Farm, a rural property located in Correntina, Bahia. The sale value corresponded to 350 bags of soybean per arable hectare or R$364.5 million (~R$41,435/arable ha), at an expected Internal Rate of Return (IRR) in Brazilian real of 15.0%.

This transaction marks the first sale of a fraction of the Chaparral Farm, which was acquired in November 2007. So far, R$125.0 million have been invested in acquiring and developing the property. The total area of the property was 37,182 hectares (26,444 arable ha), which, after the sale, now stands at 24,847 hectares (17,648 arable ha).







In the last 5 years, we have generated R$1.8 billion from farm sales, averaging R$369.1 million per year, with Internal Rates of Return (IRRs) in Brazilian Reais ranging from 7.2% to 56.2%.


Farm Sales
(Last five years)
JT Farm (aug/19) 1.7 23.2 14.7
AT Farm (oct/19) 1.2 5.5 21.4
AT Farm (may/20) 1.6 11.0 21.1
JT Farm (jun/20) 3.7 14.3
JT Farm (may/21) 2.8 67.1 19.0
RM Farm (sep/21) 40.0 130.1 56.5
AT Farm (oct/21) 31.3 19.9
PY Farm (nov/22) 4.4 7.8 42.2
RM Farm (nov/22) 17.8 62.4 52.4
AR Farm (mar/17) 1.9 8.5 13.6
AR Farm (mar/17) 409.3 14.5
JT Farm (jun/19) 15.1 121.9 16.0
CH Farm (mar/24) 34.0 364.5 15.0
Aquisition + Capex (R$ MM)
Sale Value (R$ MM)
IRR (%)

brasilagro

Property Portfolio

The Company's property portfolio comprises 271,016 hectares across six Brazilian states, as well as Paraguay and Bolivia.

LOCATION	TOTAL AREA (ha)		ARABLE AREA (ha)	
	Owned	Leased	Owned	Leased
Brazil	**132.435**	**63.859**	**89.460**	**63.859**
Bahia	73.944	-	52.385	-
Maranhão	17.566	15.000	10.137	15.000
Mato Grosso	12.224	35.390	6.188	35.390
Minas Gerais	24.212	-	17.846	-
Piauí	4.489	13.469	2.904	13.469
São Paulo	-	5.060	-	5.060
Bolivia	**9.875**	**1.065**	**7.925**	**1.065**
Paraguay	**58.722**	**-**	**33.555**	**-**
Total	**201.032**	**69.984**	**130.940**	**69.984**
Total (Owned + Leased)	**271.016**		**200.924**	

The current mix of the production area, which includes owned and leased land, enables greater flexibility in portfolio management and reduces volatility in operating cash flow.

	22/23	Participation (%)	23/24	Participation (%)
Owned	217.737	78%	201.032	74%
Leased	60.157	22%	69.984	26%
Total Area	**277.894**	**100%**	**271.016**	**100%**
Owned	142.899	70%	130.940	65%
Leased	60.157	30%	69.984	35%
Total Arable Area	**203.056**	**100%**	**200.924**	**100%**

We have incorporated an additional 11,000 hectares of leased land, which are long-term contracts in mature, high-productivity areas.

The chart below shows the evolution in the development of the portfolio since the beginning of operations.


6%
94%
11%
42%
47%
27%
31%
42%
47%
25%
28%
41%
36%
23%
06/07
11/12
16/17
21/22
23/24
undeveloped
under development
developed

During the 2023/2024 crop year, we transformed 9,700 hectares. This represents an average growth of 21% in portfolio transformation, which is the main driver of value appreciation for our properties.

In addition to the 9,700 hectares that were transformed, we implemented irrigation on an additional 600 hectares, two important drivers of land value appreciation.

Market Value of Portfolio

We update the internal market value of our farms annually and, on June 30, 2024, the market value of our portfolio was R$2.9 billion.

To estimate the market capitalization, we take into account for each of the properties: (i) its level of development; (ii) the quality of the soil and its maturity; and (iii) the agricultural aptitude and potential.

The current value of the average arable hectare of the Company's own areas is R$22,113.1 (CAGR of 13.1% in the last five years).

It is worth noting that the value of the properties in the internal assessment is expressed in soybeans bags, with the average price used for the evaluation being R$104.75 per bag.

Even with the reduction in the average price of soybeans bag used in the assessment (from R$111.52 per bag to R$104.75 per bag) and the sale of part of Fazenda Chaparral, the valuation remained the same as last year, primarily reflecting the transformation and maturation of the areas.

The chart below shows the market appraisals of the internal portfolio, carried out by independent consulting firm Deloitte Touche Tohmatsu in recent years:


Historical Evolution of Portfolio Valuation
9,751
11,941
13,045
21,849
22,071
21,993
22,113
1.3
1.5
1.5
1.6
1.9
3.3
3.4
3.3
3.1
3.6
2.9
17/18
18/19
19/20
20/21
21/22
22/23
23/24
Internal (R$ bi)
Deloitte (R$ bi)
R$/ha (internal)
R$/ha (Deloitte)

NAV – Net Asset Value

The market value of the properties considered in the calculation of the net asset value is as of June 30, 2024.

(R$ thousand)	June 30, 2024	
	Book	NAV
BrasilAgro's Equity	**2.179.679**	**2.179.679**
Properties appraisal		2.700.623
(-) Balance Sheet - Land Value (Investment Properties)		(1.333.540)
NAV - Net Asset Value	**2.179.679**	**3.546.762**
Number of Shares Outstanding	102.683	102.683
NAV per share	**21,23**	**34,54**

23/24 OPERATING PERFORMANCE

Planted Area

The table below shows the planted area in the 2023/2024 crop year by region.

Culture	BA	MA	MT	PI	SP	Brazil	Bolivia	Paraguay	Total
Ratoon Cane	-	14.500	4.899	-	3.710	23.109	1.693	-	**24.801**
Plant Cane	-	2.572	778	-	813	4.163	380	-	**4.542**
Soybean	13.709	7.159	26.651	14.215	-	61.735	3.014	5.863	**70.613**
Corn	397	-	-	1.944	-	2.341	498	753	**3.592**
Corn 2nd Crop	-	1.075	8.350	-	-	9.425	-	-	**9.425**
Bean	7.315	-	-	-	-	7.315	-	-	**7.315**
Cotton	2.058	-	-	-	-	2.058	-	2.180	**4.238**
Cotton 2nd Crop	862	-	2.029	-	-	2.891	-	-	**2.891**
Others	19.630	-	875	-	-	20.505	609	3.167	**24.281**
Agricultural Total	**43.971**	**25.306**	**43.582**	**16.159**	**4.523**	**133.542**	**6.194**	**11.964**	**155.946**
Pasture	10.519	-	700	-	-	11.219	-	4.155	**15.374**
Grand Total	**54.490**	**25.306**	**44.282**	**16.159**	**4.523**	**144.760**	**6.194**	**16.119**	**171.320**


Production Area by Crop
14%
4%
9%
41%
171.320
hectares
17%
7%
8%
Soybean
Corn and Corn 2nd Crop
Beans and Beans 2nd Crop
Sugarcane
Pature
Cotton
Others


Production Area by Property
41%
171.320
hectares
52%
7%
Owned Area Operated by BrasilAgro
Leased to third parties
Leased Area

Total planted area was reduced by 8% compared to the initial estimate, due to the high volatility in corn prices, which led to a strategic adjustment of the product mix and a decrease in the area intended for corn cultivation (first and second crops) by 13,600 hectares. In addition, due to adverse weather conditions during the ideal planting window, corn and soybean areas in Bahia and Paraguay were not planted.

Grains and Cotton

Production per product (tons)	23/24 Harvest Estimated	23/24 Harvest Realized	Change (%)
Soybean	248.471	200.246	-19%
Corn	60.853	18.106	-70%
Corn - 2nd Crop	102.566	48.152	-53%
Beans	5.631	9.045	61%
Beans - 2nd Crop	2.221	4.286	93%
Cotton	13.546	10.177	-25%
Cotton - 2nd Crop	12.740	10.700	-16%
Total	**446.028**	**300.712**	**-33%**

The production of grains and cotton was 33% below the estimate due to: (i) the reduction in planted area, which represents approximately 98,800 tons; (ii) climate events that affected the production cycle; and (iii) management of crops during their development.

Soybean

Soybean Productivity by level of development (Kg/ha)	22/23	23/24	Change (%)
New Area - 1st and 2nd year	2.143	2.553	19%
Under Development Area - 3rd and 4th year	2.327	2.945	27%
Developed Area - Above 4th year	3.375	3.338	-1%

Soy Productivity (Kg/ha)	Harvest 22/23 Realized (A)	Harvest 23/24 Estimated (B)	Harvest 23/24 Realized (C)	Change (%) C/A	Change (%) C/B
Brazil	3.224	3.422	3.162	-2%	-8%
Paraguay	3.008	2.671	353	-88%	-87%
Bolivia	2.367	2.501	2.346	-1%	-6%

The soybean 23/24 crop was marked by significant weather challenges. Between September and December, below-average rainfall resulted in a high rate of replanting in Bahia and Mato Grosso. At the beginning of 2024, the rains helped to recover part of the lost productivity, but persistent high temperatures continued to negatively impact the newer areas.

Corn

Corn Productivity (Kg/ha)	Harvest 22/23 Realized (A)	Harvest 23/24 Estimated (B)	Harvest 23/24 Realized (C)	Change (%) C/A	Change (%) C/B
Crop - Brazil	8.219	8.245	6.990	-15%	-15%
2nd Crop - Brazil	5.903	6.158	5.883	0%	-4%
Crop - Paraguay	3.481	4.400	0	n.a.	n.a.
Crop - Bolivia	1.829	4.001	3.483	90%	-13%

The corn harvest faced quality issues due to excessive rainfall in March, mainly affecting the Xingu and Piauí regions. In Paraguay, given the low productivity observed, we strategically chose not to harvest corn.

Cotton

Feather Cotton Productivity (Kg/ha)	Harvest 22/23 Realized (A)	Harvest 23/24 Estimated (B)	Harvest 23/24 Realized (C)	Change (%) C/A	Change (%) C/B
Crop - Brazil	1.252	1.719	1.744	39%	1%
2nd Crop - Brazil	1.565	1.594	1.728	10%	8%
Crop - Paraguay	780	825	212	-73%	-74%

Seed Cotton Productivity (Kg/ha)	Harvest 22/23 Realized (A)	Harvest 23/24 Estimated (B)	Harvest 23/24 Realized (C)	Change (%) C/A	Change (%) C/B
Crop - Brazil	1.628	2.234	1.928	18%	-14%
2nd Crop - Brazil	2.035	2.072	1.911	-6%	-8%
Crop - Paraguay	1.230	1.300	340	-72%	-74%

The March rains damaged the cotton production structures, adversely affecting the Xingu/Mato Grosso areas. In Bahia, the Arrojadinho Farm also faced issues with cotton productivity; however, areas planted later, such as at Chaparral Farm, contributed to improving the performance of the crop.

Beans

Beans Productivity (Kg/ha)	Harvest 22/23 Realized (A)	Harvest 23/24 Estimated (B)	Harvest 23/24 Realized (C)	Change (%) C/A	Change (%) C/B
Crop - Brazil	1.143	1.200	1.236	8%	3%
2nd Crop - Brazil	1.180	1.176	1.010	-14%	-14%

Most of the beans were cultivated in more mature areas, resulting in a higher production potential.

Sugarcane

Sugarcane Harvest Year Result	2023 Harvest Realized (Apr/01 to Dec/31)	2024 Harvest Estimated (Apr/01 to Dec/31)	Change (%)	2024 Harvest Realized (Apr/01 to Jun/30)	Change (%)
Tons harvested	1.975.027	2.076.046	5%	496.461	-76%
Hectares harvested	24.951	24.801	-1%	5.762	-77%
TCH - Harvest tons per hectares	79,16	83,71	6%	86,15	3%

In April, we began to harvest the new sugarcane crop. Until June 30, 2024, we had harvested 496,500 tons, registering 86.15 tons of cane per hectare (TCH).

The sugarcane field faced a water deficit until December, but showed good recovery with the rains in early 2024.

The harvest in Mato Grosso, which accounts for approximately 21% of total production, advanced 50% with positive expectations due to good weather conditions. In Maranhão, the start of the crop year was delayed to take advantage of the rains, with intensified use of ripeners and irrigation management for better results.

Since March, we have taken on new areas, starting operations in São Paulo, where we are implementing our expertise to streamline practices based on the BrasilAgro standard. These actions aim to increase the productivity and longevity of the sugarcane fields.

In Bolivia, due to the critical weather scenario at the end of the year, the sugarcane crops suffered from water stress and high temperatures.

Cattle Raising

Cattle Raising	23/24 Harvest Estimated	23/24 Harvest Realized	Change (%)
Hectares	15.374	15.156	-1%
Number of heads	20.164	18.809	-7%
Meat production (kg)	2.918.317	2.114.416	-28%
Weight Gain per Day	0,56	0,49	-12%
Weight Gain per hectare	190	140	-26%

Cattle raising is a transitory activity for the Company, aimed at land transformation. We have an inventory of 18,800 head of cattle distributed over 15,156 hectares of active pasture in Brazil and Paraguay.

The reduction in meat production and weight gain per hectare is mainly due to the loss of quality and death of pastures in Bahia on account of drought, which reduced the herd's production potential.

PRODUCTION COST

23/24 Harvest (%) realized	Soybean	Corn	Corn - 2nd Crop	Beans	Cotton	Sugarcane	Cattle Raising
Variable costs	**79%**	**78%**	**89%**	**82%**	**84%**	**71%**	**46%**
Seeds	15%	15%	19%	3%	12%	0%	0%
Fertilizers	23%	27%	36%	23%	25%	9%	0%
Defensives	17%	15%	14%	24%	29%	4%	0%
Agricultural services	19%	18%	17%	25%	14%	50%	0%
Fuels and Lubricants	4%	2%	2%	8%	3%	9%	0%
Maintenance of machines and instruments	0%	0%	0%	0%	0%	0%	5%
Animal Feed	0%	0%	0%	0%	0%	0%	37%
Others	0%	0%	0%	1%	1%	0%	4%
Fixed costs	**21%**	**22%**	**11%**	**18%**	**16%**	**29%**	**54%**
Labor	7%	4%	4%	7%	4%	3%	33%
Depreciation and amortization	5%	5%	3%	9%	3%	12%	14%
IFRS 16	8%	12%	3%	1%	0%	15%	0%
Others	2%	1%	1%	1%	9%	0%	7%

Production Cost (R$ / ha)	22/23 Harvest Realized	23/24 Harvest Estimated	Change (%)	23/24 Harvest Realized	Change (%)
Soybean[1]	5.753	4.956	-14%	5.275	6%
Corn[1]	5.771	4.918	-15%	6.357	29%
Corn 2nd Crop	4.267	3.312	-22%	4.187	26%
Beans	3.713	2.835	-24%	3.110	10%
Beans 2nd Crop	2.706	1.943	-28%	1.953	1%
Cotton	9.169	8.258	-10%	9.225	12%
Cotton 2nd Crop	14.154	10.399	-27%	12.712	22%
Sugarcane	10.065	10.113	n.a.	10.519	4%
Others [2]	768	1.494	95%	1.129	-24%

(1) Includes area opening amortization

(2) Others: sesame and quinoa

FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

Seasonality

The agribusiness sector witnesses seasonality throughout the crop year, especially due to the cycles of each crop and the development of crops that depend on specific weather conditions. Consequently, the Company's operating revenues are also seasonal as they are directly related to crop cycles. In addition, the commercial strategy adopted for each crop year also has seasonal effects and directly impacts the Company's results. In the first and second quarters (July through December), net revenue from grains and cotton is lower. On the other hand, sugarcane generates net revenue more evenly during the crop year.

EBITDA and Adjusted EBITDA

EBITDA is presented under the accounting standards, based on Net Income adjusted for interest, taxes, depreciation and amortization.

Adjusted EBITDA was calculated excluding gains from biological assets in formation (sugarcane and grains), adjusted by the realized gains/losses on derivatives and depreciation expenses, including depreciation of the farms' fixed assets, depreciation of the developed areas and depreciation of the permanent crop.

EBITDA (R$ thousand)	4Q24	4Q23	Change	2024	2023	Change
Net Profit/Loss	**232.851**	**242.708**	-4%	**226.867**	**268.536**	**-16%**
Interest	36.653	(7.951)	n.a	(5.708)	(5.886)	-3%
Taxes	(28.184)	(9.602)	n.a	(35.352)	13.173	n.a
Depreciations and amortizations	27.915	26.389	6%	80.175	88.491	-9%
EBITDA	**269.235**	**251.544**	**7%**	**265.982**	**364.314**	**-27%**

Adjusted EBITDA (R$ thousand)	4Q24	4Q23	Change	2024	2023	Change
Net Profit/Loss	**232.851**	**242.708**	**-4%**	**226.867**	**268.536**	**-16%**
Interest	36.653	(7.951)	n.a	(5.708)	(5.886)	-3%
Taxes	(28.184)	(9.602)	n.a	(35.352)	13.173	n.a
Depreciations and Amortizations	27.915	26.389	6%	80.175	88.491	-9%
Equity pick-up	58	70	-17%	58	70	-17%
Other operating income/expenses, net	-	(1.906)	n.a	1.859	(6.232)	n.a
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	(32.028)	52.868	n.a	(39.408)	(30.530)	29%
Accomplish Fair Value - Biological Asset	13.011	21.066	-38%	17.041	144.458	-88%
Derivatives Results	13.123	41.641	-68%	34.285	70.980	-52%
Adjusted EBITDA	**263.400**	**365.283**	**-28%**	**279.817**	**543.060**	**-48%**

EBITDA and Adjusted EBITDA from Operations

EBITDA (R$ thousand)	4Q24	4Q23	Change	2024	2023	Change
Net Profit/Loss	**(10.800)**	**(85.857)**	**-87%**	**(21.508)**	**(77.529)**	**-72%**
Interest	36.653	(7.951)	n.a	(5.708)	(5.886)	-3%
Taxes	(28.184)	(9.602)	n.a	(35.352)	13.173	n.a
Depreciations and amortizations	27.915	26.389	6%	80.175	88.491	-9%
EBITDA	**25.584**	**(77.021)**	**n.a**	**17.607**	**18.249**	**-4%**

Adjusted EBITDA (R$ thousand)	4Q24	4Q23	Change	2024	2023	Change
Net Profit/Loss	**(10.800)**	**(85.857)**	**-87%**	**(21.508)**	**(77.529)**	**-72%**
Interest	36.653	(7.951)	n.a	(5.708)	(5.886)	-3%
Taxes	(28.184)	(9.602)	n.a	(35.352)	13.173	n.a
Depreciations and Amortizations	27.915	26.389	6%	80.175	88.491	-9%
Equity pick-up	58	70	-17%	58	70	-17%
Other operating income/expenses, net	-	(1.906)	n.a	1.859	(6.232)	n.a
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	(32.028)	52.868	n.a	(39.408)	(30.530)	29%
Accomplish Fair Value - Biological Asset	13.011	21.066	-38%	17.041	144.458	-88%
Derivatives Results	13.123	41.641	-68%	34.285	70.980	-52%
Adjusted EBITDA	**19.748**	**36.717**	**-46%**	**31.442**	**196.995**	**-84%**

In 2024, Adjusted EBITDA came to R$31.4 million, down 84% from 2023, caused by a reduction in productivity for most crops combined with lower commodity prices.

Statement of Income

NET SALES REVENUE

Net Revenue (R$ thousand)	4Q24	4Q23	Change	2024	2023	Change
Total	**519.724**	**673.513**	**-23%**	**1.065.651**	**1.348.801**	**-21%**
Net Real Estate Revenue	289.360	415.855	-30%	294.525	445.429	-34%
Sale of Agricultural Products	230.364	257.657	-11%	771.126	903.372	-15%

SALE OF FARM

Farm Sales (R$ thousand)	4Q24	4Q23	Change	2024	2023	Change
Nominal Value of Sale	415.072	512.595	-19%	421.549	544.995	-23%
Present Value Adjustment	(125.712)	(96.951)	30%	(127.024)	(99.566)	28%
Revenue from Farms Sale	**289.360**	**415.855**	**-30%**	**294.525**	**445.429**	**-34%**
Sales Taxes	(10.562)	(14.695)	-28%	(10.751)	(14.811)	-27%
Selling Costs	(35.147)	(72.595)	-52%	(35.399)	(84.553)	-58%
Farm Sale Gain	**243.651**	**328.565**	**-26%**	**248.375**	**346.065**	**-28%**

In 2024, the gain from the sale of farm reached R$248.4 million, due to: (i) sale of the Chaparral Farm for R$243.6 million; and (ii) R$4.7 million related to the final measurement of the sale of Jatobá Farm, with the difference of additional hectares being booked only at the time of delivery.

SALE OF AGRICULTURAL PRODUCTS

Net Revenue (R$ thousand)	4Q24	4Q23	Change	2024	2023	Change
Total	**230.364**	**257.657**	**-11%**	**771.126**	**903.372**	**-15%**
Soybean	118.014	173.171	-32%	311.219	419.218	-26%
Corn	10.975	7.595	45%	88.268	147.317	-40%
Beans	7.176	3.232	n.a	11.302	12.483	-9%
Feather Cotton	17.214	4.849	255%	70.604	33.750	n.a
Seed Cotton	521	0	n.a	7.367	4.446	66%
Sugarcane	69.495	60.197	15%	236.393	244.830	-3%
Cattle Raising	4.374	5.917	-26%	29.599	24.807	19%
Leasing	2.521	1.923	31%	14.284	14.893	-4%
Others	74	774	-90%	2.090	1.628	28%

Quantity sold (tons)	4Q24	4Q23	Change	2024	2023	Change
Total	**539.097**	**573.026**	**-6%**	**2.083.091**	**1.967.162**	**6%**
Soybean	64.393	81.558	-21%	166.132	180.088	-8%
Corn	20.764	9.753	n.a	134.379	132.610	1%
Beans	2.971	635	n.a	5.303	3.114	70%
Feather Cotton	1.763	505	n.a	8.055	3.377	n.a
Seed Cotton	278	-	n.a	10.158	3.541	n.a
Sugarcane	448.008	479.372	-7%	1.753.071	1.640.394	7%
Cattle Raising	608	850	-28%	4.115	2.994	37%
Others	312	351	-11%	1.878	1.045	80%

In 2024, net revenue from operations amounted to R$771.1 million, down 15% from 2023, reflecting mainly the drop in the prices of soybean, corn and sugarcane.

VARIATION IN FAIR VALUE OF BIOLOGICAL ASSETS

Changes in the fair value of biological assets (R$ thousand)	4Q24	4Q23	Change	2024	2023	Change
Total	**32.798**	**(5.160)**	**n.a.**	**40.499**	**78.238**	**-48%**
Soybean	(2.800)	5.735	n.a.	28.605	112.996	-75%
Corn	33	(6.788)	n.a.	(1.393)	(1.665)	-16%
Cotton	(1.582)	4.468	n.a.	4.798	(3.630)	n.a.
Sugarcane	40.626	2.121	n.a.	21.996	(6.903)	n.a.
Cattle Raising	305	(4.590)	n.a.	(6.704)	(13.825)	-52%
Others	(3.784)	(6.106)	-38%	(6.804)	(8.735)	-22%

The variation in the fair value of biological assets is calculated by the difference between the harvested volume at market value (net of selling expenses and taxes) and production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at fair value at the time of harvest taking into account the market price in the corresponding distribution channel of each farm.

The drop in the variation of fair value of biological assets compared to the previous crop year reflects lower commodity prices, particularly of sugarcane, soybean and corn, as well as the decrease in productivity at the farms in Bahia and Mato Grosso.

IMPAIRMENT (REVERSAL OF PROVISION FOR RECOVERABLE VALUE OF AGRICULTURAL PRODUCTS, NET)

A provision for adjustment of inventories to the net realizable value of the agricultural products is created when the value recorded in inventory is higher than the realization value. The realization value is the estimated sales price during the normal course of business less the estimated selling expenses.

Reversal of provision for agricultural products after harvest (R$ thousand)	4Q24	4Q23	Change	2024	2023	Change
Total	**(770)**	**(36.777)**	-98%	**(1.091)**	**(47.708)**	**-98%**
Soybean	5	(26.049)	n.a.	(357)	(35.983)	-99%
Corn	(614)	(10.727)	-94%	(195)	(11.184)	-98%
Cotton	(102)	-	n.a.	(393)	(509)	-23%
Others	(59)	(2)	n.a.	(146)	(31)	n.a

COST OF GOODS SOLD

(R$ thousand)	4Q24	4Q23	Change	2024	2023	Change
Cost of Goods Sold	**(213.562)**	**(248.621)**	**-14%**	**(729.978)**	**(741.768)**	**n.a**
Soybean	(108.058)	(154.807)	-30%	(284.862)	(332.423)	-14%
Corn	(7.659)	(8.621)	-11%	(96.333)	(104.532)	-8%
Bean	(7.349)	(659)	n.a	(12.437)	(8.693)	43%
Feather Cotton	(8.543)	(5.532)	54%	(58.414)	(33.121)	76%
Seed Cotton	(236)	(39)	n.a	(11.570)	(6.876)	68%
Sugarcane	(66.666)	(56.191)	19%	(205.654)	(200.813)	2%
Cattle Raising	(4.429)	(7.037)	-37%	(30.025)	(25.536)	18%
Leasing	(464)	(1.798)	-74%	(2.107)	(6.190)	-66%
Others	(10.158)	(13.937)	-27%	(28.576)	(23.584)	21%

(R$ thousand)	4Q24	4Q23	Change	2024	2023	Change
Total Cost of Goods Sold	**(226.572)**	**(269.686)**	**-16%**	**(747.019)**	**(886.225)**	**-16%**
Soybean	(112.069)	(171.620)	-35%	(295.345)	(411.303)	-28%
Corn	(10.912)	(8.891)	23%	(93.818)	(133.084)	-30%
Bean	(7.349)	(659)	n.a	(12.582)	(11.076)	14%
Feather Cotton	(13.922)	(3.589)	n.a	(63.921)	(27.667)	n.a
Seed Cotton	(788)	-	n.a	(9.598)	(6.898)	39%
Sugarcane	(67.964)	(62.748)	8%	(212.925)	(242.165)	-12%
Cattle Raising	(4.429)	(7.037)	-37%	(30.026)	(25.536)	18%
Leasing	(464)	(1.798)	-74%	(2.107)	(6.190)	-66%
Others	(8.675)	(13.344)	-35%	(26.697)	(22.306)	20%

The 16% decrease in costs in 2024 vs. 2023 is explained mainly by a reduction in the prices of fertilizers, seeds and fuel. The higher COGS for cotton is explained by the increase of 11,300 tons in the volume invoiced in the period. The unit cost was also affected by lower productivity.

GROSS INCOME BY CROP

Soybeans	4Q24	4Q23	Change	2024	2023	Change
Quantity sold (tons)	64.393	81.558	-21%	166.132	180.088	-8%
Net Revenue	118.014	173.171	-32%	311.219	419.218	-26%
Unit Price (R$/ton)	1.833	2.123	-14%	1.873	2.328	-20%
Total Cost	(108.058)	(154.807)	-30%	(284.862)	(332.423)	-14%
Cost (R$/ton)	(1.678)	(1.898)	-12%	(1.715)	(1.846)	-7%
Gross Unit Result (R$/ton)	155	225	-31%	159	482	-67%
% Gross Result	8%	11%	-3 p.p.	8%	21%	-13 p.p.
Total	**9.955**	**18.364**	**-46%**	**26.357**	**86.795**	**-70%**

In 2024, gross margin came to 8%, down 13 p.p. from 2023. Despite the 7% decrease in unit production cost, the 20% drop in unit selling price combined with the 8% decrease in the volume invoiced adversely affected soybean gross margin.

Corn	4Q24	4Q23	Change	2024	2023	Change
Quantity sold (tons)	20.764	9.753	n.a.	134.379	132.610	1%
Net Revenue	10.975	7.595	45%	88.268	147.317	-40%
Unit Price (R$/ton)	529	779	-32%	657	1.111	-41%
Total Cost	(7.659)	(8.621)	-11%	(96.333)	(104.532)	-8%
Cost (R$/ton)	(369)	(884)	-58%	(717)	(788)	-9%
Gross Unit Result (R$/ton)	160	(105)	n.a.	(60)	323	n.a.
% Gross Result	30%	-14%	44 p.p.	-9%	29%	-38 p.p.
Total	**3.316**	**(1.026)**	**n.a.**	**(8.065)**	**42.785**	**n.a.**

In 2024, gross margin from corn was a negative 9%, down 38 p.p. from 2023. Despite the 9% decrease in the unit cost of corn, the 41% drop in unit selling price combined with the decrease in corn productivity adversely affected gross margin.

Beans	4Q24	4Q23	Change	2024	2023	Change
Quantity sold (tons)	2.971	635	n.a.	5.303	3.114	70%
Net Revenue	7.176	3.232	n.a.	11.302	12.483	-9%
Unit Price (R$/ton)	2.415	5.086	-53%	2.131	4.008	-47%
Total Cost	(7.349)	(659)	n.a.	(12.437)	(8.693)	43%
Cost (R$/ton)	(2.474)	(1.037)	n.a.	(2.345)	(2.791)	-16%
Gross Unit Result (R$/ton)	(58)	4.049	n.a.	(214)	1.217	n.a.
% Gross Result	-2%	80%	-82 p.p.	-10%	30%	-40 p.p.
Total	**(173)**	**2.573**	**n.a.**	**(1.135)**	**3.790**	**n.a.**

In 2024, gross margin from beans was a negative by 10%, down 40 p.p. from 2023. Despite the 16% decrease in unit cost, the 47% drop in unit price negatively affected the gross margin from beans.

Feather Cotton	4Q24	4Q23	Change	2024	2023	Change
Quantity sold (tons)	1.763	505	n.a	8.055	3.377	n.a
Net Revenue	17.214	4.849	n.a	70.604	33.750	n.a
Unit Price (R$/ton)	9.764	9.603	2%	8.766	9.994	-12%
Total Cost	(8.543)	(5.532)	54%	(58.414)	(33.121)	76%
Cost (R$/ton)	(4.846)	(10.955)	-56%	(7.252)	(9.808)	-26%
Gross Unit Result (R$/ton)	4.918	(1.351)	n.a	1.513	186	n.a
% Gross Result	50%	-14%	64 p.p.	17%	2%	15 p.p.
Total	**8.671**	**(682)**	**n.a.**	**12.190**	**629**	**n.a**

Seed Cotton	4Q24	4Q23	Change	2024	2023	Change
Quantity sold (tons)	278	-	n.a.	10.158	3.541	n.a.
Net Revenue	521	-	n.a.	7.367	4.446	66%
Unit Price (R$/ton)	1.876	-	n.a.	725	1.256	-42%
Total Cost	(236)	(39)	n.a.	(11.570)	(6.876)	68%
Cost (R$/ton)	(850)	-	n.a.	(1.139)	(1.942)	-41%
Gross Unit Result (R$/ton)	1.026	-	n.a.	(414)	(686)	-40%
% Gross Result	55%	-	-55 p.p.	-57%	-55%	-2 p.p.
Total	**285**	**-**	**n.a.**	**(4.203)**	**(2.430)**	**73%**

In 2024, the margin from cotton lint came to 17%, up 15 p.p. from the previous year, reflecting mainly the higher volume invoiced, combined with a 26% decrease in unit cost, which offset the 12% drop in unit price, primarily impacted by the lower productivity.

In the case of cottonseed, gross margin was a negative by 57%, down 2 p.p. from the previous year, chiefly due to the 42% decrease in unit cost.

Sugarcane	4Q24	4Q23	Change	2024	2023	Change
Quantity sold (tons)	448.008	479.372	-7%	1.753.071	1.640.394	7%
Net Revenue	69.495	60.197	15%	236.393	244.830	-3%
Unit Price (R$/ton)	155	126	24%	135	149	-10%
Total Cost	(66.666)	(56.191)	19%	(205.654)	(200.813)	2%
Cost (R$/ton)	(149)	(117)	27%	(117)	(122)	-4%
Gross Unit Result (R$/ton)	6	8	-24%	18	27	-35%
% Gross Result	4%	7%	-3 p.p	13%	18%	-5 p.p.
Total	**2.829**	**4.006**	**-29%**	**30.739**	**44.017**	**-30%**

Despite the 4% reduction in unit cost, the decline in TRS price from R$1.11 to R$0.98 adversely affected the result.

Cattle Raising	4Q24	4Q23	Change	2024	2023	Change
Quantity sold (tons)	608	850	-28%	4.115	2.994	37%
Net Revenue	4.374	5.917	-26%	29.599	24.807	19%
Unit Price (R$/ton)	7.192	6.957	3%	7.193	8.287	-13%
Total Cost	(4.429)	(7.037)	-37%	(30.025)	(25.536)	18%
Cost (R$/ton)	(7.281)	(8.275)	-12%	(7.296)	(8.530)	-14%
Gross Unit Result (R$/ton)	(89)	(1.318)	-93%	(103)	(244)	-58%
% Gross Result	-1%	-19%	-18 p.p.	-1%	-3%	2 p.p.
Total	**(54)**	**(1.121)**	**-95%**	**(426)**	**(729)**	**-42%**

Even with the increase in the volume invoiced, the result of cattle raising was affected by the drop in unit price.

GROSS INCOME

Total Gross Income	4Q24	4Q23	Change	2024	2023	Change
Soybeans	9.955	18.364	-46%	26.357	86.795	-70%
Corn	3.316	(1.026)	n.a.	(8.065)	42.785	n.a
Beans	(173)	2.573	n.a.	(1.135)	3.790	n.a
Sugarcane	2.829	4.006	-29%	30.739	44.017	-30%
Feather Cotton	8.671	(682)	n.a.	12.190	629	n.a
Seed Cotton	285	(39)	n.a.	(4.203)	(2.430)	73%
Cattle raising	(54)	(1.121)	-95%	(426)	(729)	-42%
Others	(8.027)	(13.038)	-38%	(14.310)	(13.254)	8%
Biological Assets	19.017	(63.003)	n.a.	22.366	(113.928)	n.a
Agricultural Products	**35.821**	**(53.966)**	**n.a.**	**63.514**	**47.677**	**33%**
Gain from sale of farm	243.651	328.565	-26%	248.375	346.065	-28%
Total	**279.472**	**274.599**	**2%**	**311.889**	**393.742**	**-21%**

[1] Biological Assets = Variation in the Fair Value of the Biological Asset + Biological Assets appropriated to cost.

Gross income from the Company's operations came to R$311.9 million in 2024, decreasing 21% from 2023. Despite the reduction in unit cost, the drop in commodity prices combined with the lower productivity adversely affected the Company's gross margin.

SELLING EXPENSES

(R$ thousand)	4Q24	4Q23	Change	2024	2023	Change
Selling expenses	**(18.524)**	**(13.797)**	**34%**	**(55.064)**	**(41.008)**	**34%**
Freight	(8.550)	(7.758)	10%	(21.707)	(18.813)	15%
Storage and Processing	(3.899)	(4.417)	-12%	(26.550)	(18.220)	46%
Fees	(5.945)	(34)	n.a	(6.010)	(113)	n.a
Provision for doubtful accounts	65	(98)	n.a	-	(2.193)	n.a
Others	(195)	(1.490)	-87%	(798)	(1.668)	-52%

The 34% increase in selling expenses compared to the prior-year period is explained by:

(i) the increase in freight expenses, which is related to sales made under the CIF (Cost, Insurance and Freight) terms, where the company pays the freight to the port of destination. This cost is incorporated into the selling price, enabling an additional gain in the final revenue.

(ii) the increase in the storage and processing expenses, as a result of the higher cotton and soybean volume produced and the incorporation of the silo in the Avarandado Farm.

(iii) the increase in commissions, explained by the payment of commission for the sale of the Chaparral Farm.

GENERAL AND ADMINISTRATIVE EXPENSES

(R$ thousand)	4Q24	4Q23	Change	2024	2023	Change
General and Administrative Expenses	**(18.953)**	**(22.463)**	**-16%**	**(65.534)**	**(65.792)**	**n.a**
Depreciation and Amortization	(385)	(408)	-6%	(1.470)	(1.128)	30%
Personnel expenses	(11.235)	(12.328)	-9%	(40.226)	(37.446)	7%
ILPA expenses	(1.800)	(4.227)	-57%	(1.800)	(8.759)	-79%
Expenses with services providers	(2.275)	(2.882)	-21%	(9.779)	(6.790)	44%
Leases and Rents	(127)	(112)	14%	(637)	(562)	13%
Taxes and fees	(459)	(709)	-35%	(4.548)	(4.641)	-2%
Travel expenses	(473)	(553)	-15%	(1.131)	(1.445)	-22%
Softwares & Signatures	(1.146)	(919)	25%	(2.613)	(2.454)	6%
Insurance	(173)	(28)	n.a	(841)	(779)	8%
Others expenses	(879)	(296)	n.a	(2.489)	(1.788)	39%

In 2024, general and administrative expenses reflect:

(i) the increase in personnel expenses, explained by the payment of annual bonuses above the provisioned amount and a 4.65% wage increase;

(ii) the decrease in expenses with the Long-Term Incentive Plan (ILPA), due to the termination of the plan in June 2023;

(iii) the increase in expenses with service providers, driven by legal and tax advisory services; and

(iv) the increase in other expenses related to the payment of social security fines and Rural Land Tax (ITR).

OTHER OPERATING INCOME / EXPENSES

(R$ thousand)	4Q24	4Q23	Change	2024	2023	Change
Other operating income/expenses	**(617)**	**(13.115)**	**-95%**	**(5.427)**	**(11.049)**	**-51%**
Gain/Loss on sale of fixed assets	(722)	(2.297)	-69%	(212)	(3.605)	-94%
Expenses with lawsuits	211	(1.804)	n.a	437	(2.127)	n.a
Indemnities (i)	-	-	n.a	-	7.526	n.a
Agricultural losses (ii)	-	68	n.a	-	(2.525)	n.a
Donations from BrasilAgro Institute	-	(5.000)	n.a	(3.000)	(8.500)	-65%
Acquisition Comissions (iii)	-	(20)	n.a	-	(2.248)	n.a
Subscription bonus (iv)	-	1.906	n.a	(1.859)	6.232	n.a
Impairment on investments	-	(4.865)	n.a	-	(4.865)	n.a
Others	(668)	(1.103)	-39%	(793)	(937)	-15%

In 2024, other operating income/expenses are mainly composed of:

(i) donations to the BrasilAgro Institute; and

(ii) stock warrants, reflecting the variation and, consequently, the value of stock warrants issued in connection with the merger of Agrifirma and the variation in the Company's share price.

FINANCIAL INCOME (LOSS)

(R$ thousand)	4Q24	4Q23	Change	2024	2023	Change
Total	**(36.653)**	**7.951**	**n.a**	**5.708**	**5.886**	**-3%**
Interest (i)	(20.686)	(15.795)	31%	(65.428)	(48.029)	36%
Monetary variation (ii)	(21)	23	n.a	35	1.675	-98%
Exchange vartiation (iii)	2.687	4.011	-33%	(1.737)	3.356	n.a
Present value adjustment (iv)	45.318	(33.830)	n.a	73.078	(74.323)	n.a
Derivative operations results (v)	(66.561)	44.888	n.a	(24.641)	82.414	n.a
Other financial income / expenses (vi)	2.610	8.654	-70%	24.401	40.793	-40%

The consolidated financial result is composed of the following elements: (i) interest on loans; (ii) inflation adjustment on the amount payable for the acquisition of farm; (iii) foreign exchange variation on offshore account, loans and inputs; (iv) present value of receivables from the sale of farm (fixed in soybean bags) and from sugarcane leases; (v) gain/loss from hedge transactions; and (vi) bank expenses and charges as well as income from financial investments of cash and cash equivalents.

The increase in the Interest line reflects the Company's higher debt balance, reflecting fresh borrowings to fund the grains and cotton crops and long-term investments.

The fair value adjustment, in the amount of R$73.1 million in 2024, is explained mainly by the depreciation of the Brazilian real against the U.S. dollar by 22%, which resulted in a higher price of the soybean bag in Brazilian real.

In 2024, we had a positive result of R$57.9 million from derivative operations. However, the mark-to-market adjustment of new U.S. dollar hedge transactions for the 24/25 crop year resulted in a significant negative variation due to the depreciation of the Brazilian real.

Note that the gain/loss from derivative transactions reflects mainly the result of commodity and U.S. dollar FX hedge operations contracted to reduce the volatility in the Company's exposure, since our revenues, inventories, biological assets and farm receivables are positively or negatively correlated to commodity prices and the U.S. dollar rate.

DERIVATIVE OPERATIONS

HEDGE POSITION ON JUNE 30, 2024

Safra	Soja			FX				
	Volume	% de hedge(1)	Preço (USD/bu)	Volume (mil)	% de hedge(2)	BRL/USD	Realizado	Não Realizado
23/24	170.825 ton	97%	12,88	USD 64.335	94%	5,30	R$ 25.841	-R$ 5.786
24/25	36.676 ton	17%	12,48	USD 21.882	30%	5,47	-	-R$ 17.720

Safra	Milho			FX				
	Volume	% de hedge(1)	Preço (R$/sc)	Volume (mil)	% de hedge(2)	BRL/USD	Realizado	Não Realizado
23/24	63.410 ton	96%	43,35	-	-	-	-R$ 2.349	R$ 1.864

Safra	Algodão			FX				
	Volume	% of hedge(1)	Preço (R$/lb)	Volume (mil)	% de hedge(2)	BRL/USD	Realizado	Não Realizado
23/24	6.902 ton	80%	82,52	USD 16.281	100%	5,57	-R$ 1.517	-R$ 437
24/25	3.136 ton	19%	82,22	USD 9.124	33%	5,42	R$ 844	-R$ 3.993

Safra	Etanol			FX				
	Volume	% of hedge(1)	Preço (R$/m³)	Volume (mil)	% de hedge	BRL/USD	Realizado	Não Realizado
24/25	31.500 m³	24%	2.630	-	-	-	-	-R$ 2.722

Safra	Açúcar total recuperável (ATR)			FX				
	Volume	% of hedge(1)	Preço (R$/kg ATR)	Volume (mil)	% de hedge	BRL/USD	Realizado	Não Realizado
24/25	1.500 ton	4%	1,09	-	-	-	-	-R$0.135

Safra	Recebíveis de Fazenda			FX				
	Volume	% de hedge(1)	Preço (USD/bu)	Volume (mil)	% de hedge(2)	BRL/USD	Realizado	Não Realizado
2024	101.198 ton	94%	12,97	41.282	96%	5,27	R$ 18.690	-R$ 10.134
2025	25.593 ton	21%	12,37	22.500	53%	5,44	-	-R$ 10.913

* Recebíveis Venda de Fazenda

(1) Percentual do volume em toneladas de soja travada.

(2) Percentual da receita esperada em USD.

(3) Percentual do volume em m³ de etanol travada.

Balance Sheet

ALLOCATION OF NET INCOME AND DISTRIBUTION OF DIVIDENDS

In accordance with the corporate legislation in force and the Bylaws of the Company, the management proposed the following distribution of net income from the fiscal year ended June 30, 2024:

R$ thousand	2024	2023
Net income	226.867	268.536
(-) Appropriation of the legal reserve (5% of net income)	(11.343)	(13.427)
Adjusted Net Income	**215.524**	**255.109**
(-) Mandatory minimum dividends - 25% of adjusted net income	(53.881)	(63.777)
(-) Proposed additional dividends	(101.119)	(191.332)
Proposed Dividends on Profit	**(155.000)**	**(255.109)**
(-) Additional dividends proposed on profit reserve	-	(64.891)
Total Dividends	**(155.000)**	**(320.000)**
Appropriation of reserve for investment and expansion	**60.524**	**-**
Number of shares	**102.683.444**	**102.377.008**
(-) Treasury Shares	(3.067.987)	(3.571.179)
(=) Outstanding shares	99.615.457	98.805.829
Dividends per share (R$)	**1,56**	**3,24**

The proposal will be submitted for approval by the next Annual Shareholders Meeting to be held in October 2024.

CASH AND CASH EQUIVALENTS

Cash and Cash equivalents (R$ thousand)	06/30/2024	06/30/2023	Change
Cash and Cash equivalents	**170.953**	**383.837**	**-55%**
Cash and Banks	17.821	22.293	-20%
Bank deposit certificates	80.398	228.889	-65%
Financial Bill	5.058	112.185	-95%
Committed	67.676	15.980	n.a
Others securities	-	4.490	n.a
Marketable securities	**22.941**	**28.205**	**-19%**
National Treasury Bill	-	27.848	n.a
National Treasury Note	136	357	-62%
Restricted Marketable securities	**15.720**	**21.580**	**-27%**
Bank deposit certificates	15.720	16.537	-5%
Securities given in guarantee	-	5.043	n.a
Total	**209.614**	**433.622**	**-52%**

DEBT

(R$ thousand)	06/30/2024	06/30/2023	Change
Short Term	**177.311**	**198.213**	**-11%**
Long Term	**504.627**	**356.425**	**42%**
Total Indebtedness	**681.938**	**554.638**	**23%**
(+/-) Derivatives	**48.593**	**(61.010)**	**n.a.**
(=) Adjusted Gross Debt	730.531	493.628	48%
(-) Cash and cash equivalents	209.614	433.622	-52%
(=) Adjusted Net Debt	520.917	60.006	n.a.
Adjusted EBITDA for the last 12 months	**279.817**	**543.060**	**-48%**
Adjusted Net Debt / Adjusted EBITDA	**1,86x**	**0,11x**	**n.a.**
Adjusted Net Debt / NAV	**15%**	**2%**	**n.a.**

The average cost of debt is 100.1% of the CDI rate.

TRADE ACCOUNTS RECEIVABLE

(R$ thousand)	06/30/2024	06/30/2023	Change
Sugarcane Sales	43.953	35.732	23%
Grains Sales	41.587	74.220	-44%
Cotton Sales	2.534	-	n.a.
Cattle Raising Sales	1.196	1.761	-32%
Leases and Rents	15.075	8.832	71%
Machinery Sales	6.942	2.425	n.a
Farm Sales	249.327	266.601	-6%
	360.614	**389.571**	**-7%**
Expected losses	(4.031)	(3.613)	12%
Current total	**356.583**	**385.958**	**-8%**
Farm Sales[1]	520.758	442.867	18%
Non-current total	**520.758**	**442.867**	**18%**

1 Does not include sale of Alto do Taquari that will be delivered in 2024

INVENTORIES

(R$ thousand)	06/30/2024	06/30/2023	Change
Soybean	107.538	72.003	49%
Corn	19.387	38.025	-49%
Bean	22.579	5.560	n.a
Cotton	17.288	31.181	-45%
Other crops	681	2.118	-68%
Agricultural Products	**167.473**	**148.887**	**12%**
Agricultural products - fair value	14.030	3.537	n.a
Supplies	52.039	61.260	-15%
Total	**233.542**	**213.684**	**9%**

The biological assets for cattle are measured at fair value and controlled in accordance with two methodologies: calves and steers (heifers) from 12 to 15

months are controlled and valued per head, while older cattle are controlled based on weight.

Inventories - Cattle Raising	Total Heads	Value (R$ thousand)
In June 30, 2023	**22.705**	**53.484**
Aquisition, Birth | Aquisition Expenses	6.779	6.330
Handling Expenses	-	18.821
Sales	(11.235)	(30.384)
Deaths	(582)	(1.439)
Consumption	(43)	(32)
Exchange variation	-	1.519
Fair value variation	-	(6.704)
In June 30, 2024	**17.624**	**41.595**

PROPERTIES FOR INVESTMENT

The Company's business strategy is based on the acquisition, development, commercial exploration and sale of rural properties suitable for agricultural and cattle raising activities. The Company acquires rural properties with significant potential to create value through transformation of the asset and the development of profitable agricultural and cattle raising activities.

Once a rural property is acquired, the Company strives to implement higher value-added crops and transform such properties by investing in infrastructure and technology. According to our strategy, when we understand that a rural property has reached its expected return, we sell it to realize capital gains.

The rural properties acquired by the Company are recognized at their acquisition cost, which does not exceed their net realizable value, and recorded under "Non-Current Assets."

Investment properties are assessed at their historical cost plus investments in buildings, improvements and clearing of areas, less accumulated depreciation, following the same criteria described for property, plant and equipment.

(R$ thousand)	Acquisition value	Buildings and improvements	Area Opening	Operation Total	Construction in progress	Investment Properties
Initial Balance	929.513	64.134	157.792	1.151.439	101.273	1.252.712
In June 30, 2023						
Acquisitions	1.600	1.198	1.314	4.112	99.857	103.969
Acquisitions - Merger of Agrifirma	-	-	-		-	-
Reductions	(33.773)	(205)	(12.321)	(46.299)	(2.434)	(48.733)
Transfers		41.495	101.551	143.046	(142.709)	337
(-) Depreciation/ Amortization		(4.139)	(25.488)	(29.627)		(29.627)
Cumulative Translation Adjustment	41.747	3.890	8.172	53.809	1.073	54.882
In June 30, 2024	**939.087**	**106.373**	**231.020**	**1.276.480**	**57.060**	**1.333.540**

DEPRECIATION – AREA CLEARING

(R$ thousand)	4Q24	4Q23	Chg. (%)	2024	2023	Chg. (%)
Maintenance	(4.973)	(5.349)	-7%	(18.354)	(10.406)	76%
Opening	(1.842)	(2.100)	-12%	(7.133)	(6.800)	5%
Total	**(6.815)**	**(7.449)**	**-9%**	**(25.487)**	**(17.206)**	**48%**

CAPEX - PROPERTY, PLANT AND EQUIPMENT

(R$ thousand)	Buildings and improvements	Equipments and facilities	Machinery	Furniture and untensils	Construction in progress	Fixed assets in progress	Sugarcane	Total fixed assets
Initial Balance	74	36.026	30.269	3.178	69.547	6.495	79.066	155.108
In June 30, 2023								
Acquisitions	-	6.565	4.668	1.092	12.325	12.060	64.927	89.312
Acquisitions - Merger of Agrifirma	-	-	-	-	-	-	-	-
Reductions	-	(90)	(4.714)	(14)	(4.818)	-	(2.551)	(7.369)
Transfers	-	21.917	(3.547)	-	18.370	(18.370)	(337)	(337)
(-) Depreciation / Amortization	(21)	(4.392)	(3.826)	(485)	(8.724)	-	(27.715)	(36.439)
Cumulative Translation Adjustment	-	728	(47)	68	749	-	1.106	1.855
In June 30, 2024	**53**	**60.754**	**22.803**	**3.839**	**87.449**	**185**	**114.496**	**202.130**

CAPITAL MARKETS

The Company was the first agricultural production company to list its shares on the Novo Mercado segment of B3 (São Paulo Stock Exchange) and the first Brazilian agribusiness company to list its ADRs on the NYSE (New York Stock Exchange).

Stock Performance

On September 5, 2024, BrasilAgro's shares (AGRO3) were quoted at R$25.71, representing market capitalization of R$2.6 billion, while its ADRs (LND) were quoted at US$4.62.


AGRO3 x Ibovespa
(base 100 = 06/30/2023)
jun-23
jul-23
ago-23
set-23
out-23
nov-23
dez-23
jan-24
fev-24
mar-24
abr-24
mai-24
jun-24
AGRO3
IBOV

HIGHLIGHTS - AGRO3	2024	2023
Average Daily Traded Volume (R$)	11.077.032	13.515.758
Maximum (R$ per share)	26,97	31,35
Mininum (R$ per share)	20,78	20,04
Average (R$ per share)	24,45	25,58
Closing Quote (R$ per share)	25,64	24,51
Variation in the period (%)	5%	1%

CONTACTS

+ 55 (11) 3035 5374
ri@brasil-agro.com

Investor Relations Team



Gustavo Javier Lopez
CFO e DRI



Ana Paula Ribeiro
Head de RI



Deise Davanzo
Coordenadora de RI



Camila Stankevicius
Analista de RI

Disclaimer

The statements contained in this document relating to business outlooks, projections on operating and financial results and those relating to BrasilAgro's growth prospects are mere projections and, as such, are based solely on the expectations of the management about the future of the business. These expectations depend substantially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to changes without notice.

WEIGHTS AND MEASURES USED IN AGRIBUSINESS

Weights and Measures used in Agriculture		
1 ton	1,000 kg	
1 Kilo	2.20462 pounds	
1 pound	0.45359 kg	
1 acre	0.1840 bushel	
1 hectare (ha)	2.47105 acres	
1 hectare (ha)	10,000 m2	
1 bushel	5.4363 acres	

Soybean		
1 bushel of soybean	60 pounds	27.2155 kg
1 bags of soybean	60 kg	2.20462 bushels
1 bushel/acre	67.25 kg/ha	
1.00 US$/bushel	2.3621 US$/bag	

Corn		
1 bushel of corn	56 pounds	25.4012 kg
1 bags of corn	60 kg	2.36210 bushels
1 bushel/acre	62.77 kg/ha	
1.00 US$/bushel	2.3621 US$/bag	

Cattle		
1 arroba	~33.1 pounds	15 Kg
1 arroba (including carcass)	~66.2 pounds	30 Kg

PORTFOLIO

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	mar/07	Grains and Pasture	8.868	7.006
2	Alto Taquari Farm [1]	Alto Taquari / MT	aug/07	Sugarcane	1.380	809
3	Chaparral Farm	Correntina / BA	nov/07	Grains and Cotton	24.885	17.687
4	Nova Buriti Farm	Bonito de Minas / MG	dec/07	Forest	24.212	17.846
5	Preferência Farm	Baianópolis / BA	sep/08	Grains and Pasture	17.799	12.410
6	Avarandado Farm (Partnership II) [2]	Ribeiro Gonçalves / PI	nov/13	Grains	7.456	7.456
7	Moroti (Paraguai)	Boquerón	dec/13	Grains and Pasture	58.722	33.555
8	ETH Farm (Partnership III) [3]	Alto Taquari / MT	may/15	Sugarcane	5.128	5.128
9	Agro-Serra Farm (Partnership IV) [4]	São Raimundo das Mangabeiras / MA	feb/17	Sugarcane	15.000	15.000
10	São José Farm	São Raimundo das Mangabeiras / MA	feb/17	Grains and Sugarcane	17.566	10.137
11	Xingu Farm (Partnership V) [5]	Região do Xingu / MT	aug/18	Grains	13.711	13.711
12	Regalito Farm (Partnership V) [6]	Região do Xingu / MT	sep/22	Grains	5.714	5.714
13	Arrojadinho Farm [7]	Jaborandi / BA	jan/20	Grains	16.642	11.063
14	Rio do Meio Farm [8]	Correntina / BA	jan/20	Grains	5.750	4.219
15	Serra Grande Farm	Baixa Grande do Ribeiro / PI	may/20	Grains	4.489	2.904
16	Serra Grande II Farm (Partnership VII) [9]	Baixa Grande do Ribeiro / PI	may/20	Grains	6.013	6.013
17	Acres del Sud (Bolívia)	Santa Cruz	feb/21	Grains and Sugarcane	9.875	7.925
18	Unagro Farm (Partnership VIII) [10]	Santa Cruz	feb/21	Grains	1.065	1.065
19	São Domingos Farm (Partnership IX) [11]	Comodoro / MT	jul/22	Grains	6.070	6.070
20	Panamby Farm	Querência, MT	sep/22	Grains	10.844	5.379
21	Alto da Serra Farm (Partnership X) [12]	Brotas / SP	mar/24	Sugarcane	5.060	5.060
22	Novo Horizonte Farm (Partnership XI) [13]	Primavera do Leste / MT	may/24	Grains	4.767	4.767
					271.016	200.924

(1) The Company will continue to operate 1,157 hectares of the area sold in Oct/21 until the 2024 harvest.
(2) BrasilAgro entered into an agricultural development partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
(3) BrasilAgro entered into an agricultural development partnership in the Parceria III Farm potentially up to March 31, 2026.
(4) BrasilAgro entered into an agricultural development partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.
(5) BrasilAgro entered into an agricultural development partnership in the Parceria V Farm for up to 12 years.
(6) BrasilAgro entered into an agricultural development partnership in the Parceria V Farm for up to 12 years.
(7) Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.
(8) Farm acquired through the merger of Agrifirma.
(9) BrasilAgro entered into an agricultural development partnership in the Parceria VII Farm for up to 10 years.
(10) Farm partnership on the farm for a crop.
(11) Farm partnership on the farm for up to 12 crops.
(12) Partnership for agricultural development on the farm for 2 cycles of 6 years of sugarcane.
(13)Agricultural development partnership with aptitude for second crops


RR
AP
AM
PA
MA
CE
RN
PB
PI
PE
AC
AL
SE
RO
TO
MT
BA
GO
DF
Bolivia
MG
ES
MS
SP
RJ
Paraguai
PR
SC
RS
BrasilAgro Properties
Agricultural partnerships

brasilagro

STATEMENT OF INCOME

(R$ thousand)	4Q24	4Q23	Change	2024	2023	Change
Revenues from Farm Sales	289.360	415.855	-30%	294.525	445.429	-34%
Revenues from grains	139.486	187.103	-25%	420.072	593.787	-29%
Revenues from cotton	17.905	5.705	n.a	79.800	39.600	n.a
Revenues from sugarcane	70.586	60.905	16%	239.313	247.260	-3%
Revenues from cattle raising	4.747	6.225	-24%	31.362	26.262	19%
Revenues from farm leasing	3.454	2.360	46%	17.833	17.997	-1%
Other revenues	1.581	1.902	-17%	7.400	5.542	34%
Deductions from gross revenue	(7.395)	(6.542)	13%	(24.654)	(27.076)	-9%
Net Sales Revenue	**519.724**	**673.513**	**-23%**	**1.065.651**	**1.348.801**	**-21%**
Change in fair value of biological assets and agricultural products	32.798	(5.160)	n.a	40.499	78.238	-48%
Reversal of provision for recoverable amount of agricultural products, net	(770)	(36.777)	-98%	(1.091)	(47.708)	-98%
Net Revenue	**551.752**	**631.576**	**-13%**	**1.105.059**	**1.379.331**	**-20%**
Cost of Farm Sale	(45.709)	(87.290)	-48%	(46.150)	(99.364)	-54%
Cost of agricultural products sale	(226.572)	(269.687)	-16%	(747.019)	(886.225)	-16%
Gross Profit	**279.471**	**274.599**	**2%**	**311.890**	**393.742**	**-21%**
Selling Expenses	**(18.524)**	**(13.797)**	**34%**	**(55.064)**	**(41.008)**	**34%**
General and Administrative Expenses	**(18.953)**	**(22.462)**	**-16%**	**(65.534)**	**(65.792)**	**0%**
Depreciation and Amortization	(385)	(408)	-6%	(1.470)	(1.128)	30%
Personnel expenses	(13.037)	(16.556)	-21%	(42.026)	(46.205)	-9%
Expenses with services providers	(2.275)	(2.882)	-21%	(9.779)	(6.790)	44%
Leases and Rents	(126)	(111)	14%	(637)	(562)	13%
Others expenses	(3.130)	(2.505)	25%	(11.622)	(11.107)	5%
Other operating income/expenses, net	**(617)**	**(13.115)**	**-95%**	**(5.427)**	**(11.049)**	**-51%**
Equity pick up	**(58)**	**(70)**	**-17%**	**(58)**	**(70)**	**-17%**
Financial result	**(36.653)**	**7.951**	**n.a**	**5.708**	**5.886**	**-3%**
Financial income	105.875	110.103	-4%	312.916	330.491	-5%
Interest on Financial Investments	5.020	10.278	-51%	29.428	46.776	-37%
Interest on assets	115	996	-88%	1.792	3.497	-49%
Monetary variations	-	16	n.a	61	1.815	-97%
Foreign exchange variations	5.904	7.410	-20%	10.603	44.710	-76%
Income from leasings' present value adjustment	17.407	(16.139)	n.a	41.376	2.887	n.a
Income from receivables from farm sales' present value adjustment	48.495	33.487	45%	81.459	36.575	n.a
Realized results with derivatives	47.573	65.350	-27%	99.909	108.969	-8%
Unrealized results with derivatives	(18.639)	8.705	n.a	48.288	85.262	-43%
Financial expenses	(142.528)	(102.152)	40%	(307.208)	(324.605)	-5%
Interest expenses	(803)	(431)	86%	(1.777)	(2.054)	-13%
Bank charges	(1.607)	(1.193)	35%	(3.250)	(3.929)	-17%
Interest on liabilities	(20.801)	(16.791)	24%	(67.220)	(51.526)	30%
Monetary variations	(21)	7	n.a	(26)	(140)	-81%
Foreign exchange variations	(3.217)	(3.399)	-5%	(12.340)	(41.354)	-70%
Expense from leasings' present value adjustment	(21.020)	10.226	n.a	(43.071)	(23.751)	81%
Expense from receivables from farm sales' present value adjustment	436	(61.404)	n.a	(6.686)	(90.034)	-93%
Realized results with derivatives	(27.846)	(21.011)	33%	(41.950)	(61.045)	-31%
Unrealized results with derivatives	(67.649)	(8.156)	n.a	(130.888)	(50.772)	n.a
Profit (loss) before income and social contribution taxes	**204.667**	**233.106**	**-12%**	**191.515**	**281.709**	**-32%**
Income and social contribution taxes	28.184	9.602	n.a	35.352	(13.173)	n.a
Profit (loss) for the period	**232.851**	**242.708**	**-4%**	**226.867**	**268.536**	**-16%**
Outstanding shares at the end of the period	102.683.444	102.377.008	n.a.	102.683.444	102.377.008	n.a.
Basic earnings (loss) per share - R$	**2,2677**	**2,3707**	**-4%**	**2,2094**	**2,6230**	**-16%**

BALANCE SHEET – ASSETS

Assets (R$ thousand)	06/30/2024	06/30/2023	Change
Current assets			
Cash and Cash equivalents	170.953	383.837	-55%
Marketable securities	22.941	28.205	n.a
Derivative financial instruments	31.718	76.815	-59%
Trade accounts receivable	414.997	430.035	-3%
Inventories	233.542	213.684	9%
Biologial assets	210.335	216.924	-3%
	1.084.486	**1.349.500**	**-20%**
Non-current asset held for sale	15.004	-	
Non-current assets			
Biological assets	26.930	37.305	-28%
Marketable securities	15.720	21.580	-27%
Derivative financial instruments	6.757	7.032	-4%
Diferred taxes	88.031	30.140	n.a
Accounts receivable and other credits	588.467	486.802	21%
Investment properties	1.333.540	1.252.712	6%
Transactions with related parties	2.968	2.157	38%
Investments	2.734	2.591	6%
Property, plant and equipment	202.130	155.108	30%
Intangible assets	4.479	1.917	n.a
Using rights	233.836	161.231	45%
	2.505.592	**2.158.575**	**16%**
Total assets	**3.605.082**	**3.508.075**	**3%**

BALANCE SHEET – LIABILITIES

Liabilities (R$ thousand)	06/30/2024	06/30/2023	Change
Current liabilities			
Trade accounts payable and other obligations	174.302	176.115	-1%
Loans, financing and debentures	177.311	198.213	-11%
Labor obligations	20.703	23.405	-12%
Derivative financial instruments	69.190	22.006	n.a
Other liabilities	8.357	156.666	-95%
Lease liabilities	77.456	55.502	40%
	527.319	**631.907**	**-17%**
Non-current liabilities			
Trade accounts payable and other obligations	36.726	31.424	17%
Loans, financing and debentures	504.627	356.425	42%
Diferred taxes	19.719	20.654	-5%
Lease liabilities	284.604	261.831	9%
Derivative financial instruments	17.878	831	n.a
Provision for legal claims	699	1.292	-46%
Related parties transactions	9.275	6.569	41%
Other liabilities	24.556	-	
	898.084	**679.026**	**32%**
Total liabilities	**1.425.403**	**1.310.933**	**9%**
Equity			
Share Capital	1.587.988	1.587.985	n.a
Expenses with issuance of shares	(11.343)	(11.343)	n.a
Capital reserves	(9.585)	(13.423)	-29%
Treasury shares	(43.648)	(50.807)	-14%
Profits reserves	436.761	364.888	20%
Proposed additional dividends	101.119	256.223	-61%
Comprehensive Income	118.387	63.619	86%
Accumulated profit	-	-	n.a.
Total equity	**2.179.679**	**2.197.142**	**-1%**
Total liabilities and equity	**3.605.082**	**3.508.075**	**3%**

CASH FLOW

(R$ thousand)	2024	2023	Change
CASH FLOW OF OPERATING ACTIVITIES			
Profit (loss) for the period	226.867	268.536	-16%
Adjustments to reconcile net income			
Depreciation and amortization	80.175	88.491	-9%
Farm Sales Gain	(194.842)	(306.473)	-36%
Residual value of fixed and intangible assets	7.369	5.882	25%
Written-off in investment properties	(1.478)	733	n.a
Equity Pickup	58	70	-17%
Gain unrealized results with derivatives (Net)	82.600	(34.490)	n.a
Exchange rate, monetary and financial charges (Net)	41.224	22.259	85%
Adjustment to present value for receivables from sale of farms, machinery and financial leasings	(72.914)	47.227	n.a
Share based Incentive Plan ("ILPA")	1.800	5.928	-70%
Income and social contribution taxes	(58.826)	(40.051)	47%
Fair value of biological assets and agricultural products and depletion of harvest	(40.499)	(78.238)	-48%
Provision (Reversal) of impairment of agricultural products after harvest	1.091	47.708	-98%
Allowance for doubtful accounts	-	2.093	n.a
Provisions for lawsuits	(437)	2.180	n.a
	72.189	**31.855**	**n.a**
Changes in the Short Term Operating Capital			
Trade accounts receivable	7.462	44.742	-83%
Inventories	(59.446)	1.372	n.a
Biological Assets	69.918	140.483	-50%
Recoverable Taxes	(9.668)	(14.612)	-34%
Derivative Transactions	27.003	(2.099)	n.a
Other assets	(24.563)	36.813	n.a
Suppliers	(28.701)	(17.380)	65%
Related parties	154	(567)	n.a
Taxes payable	435	14.711	-97%
Labor obligations	(8.662)	(2.094)	n.a
Advance from customers	12.052	(108)	n.a
Lease liabilities	(7.799)	(4.082)	91%
Other obligations	37.921	25.908	46%
Payments of lawsuits	(156)	(2.005)	-92%
Additions to investment properties	(102.622)	(116.997)	-12%
Farm acquisitions	(146.948)	(144.747)	2%
Farm sales receipts	263.825	210.568	25%
Net Cash generated by (used in) operating activities	**102.394**	**201.761**	**-49%**
Income tax and social contribution paid	(22.972)	(46.028)	-50%
Net cash generated by (used in) operating activities	**79.422**	**155.733**	**-49%**
CASH FLOW OF INVESTMENT ACTIVITIES			
Additions to immobilized and intangible	(68.405)	(60.783)	13%
Redemption of (investment in) marketable securities	40.559	110.962	-63%
Net Cash generated by (used in) investment activities	**(27.846)**	**50.179**	**n.a**
CASH FLOW OF FINANCING ACTIVITIES			
Loans and financing raised	448.057	217.583	n.a
Interest from Loans and Financing	(43.873)	(30.684)	43%
Payment of loans and financing	(350.933)	(127.981)	n.a
Dividends paid	(319.053)	(319.975)	n.a
Capital increase	3	-	n.a
Generated (provided) net cash by financing activities	**(265.799)**	**(261.057)**	**2%**
Increase (decrease) in cash and cash equivalents	**(214.223)**	**(50.280)**	**n.a**
FX Variation in cash and cash equivalents	**1.339**	**(1.376)**	n.a
Cash and cash equivalents initial balance	383.837	435.493	-12%
Cash and cash equivalents final balance	170.953	383.837	-55%